Exhibit 4.8

Erik Engstrom

1-3 Strand

London

WC2N SJR

7th April 2022

Dear Erik,

Further Proposed changes to your service agreement

We refer to your service agreement with RELX Group plc (formerly Reed Elsevier Group plc, the Company) dated 14 March 2011, as amended by letter dated 3 December 2013 (the Service Agreement).

In recognition of the change that has occurred to your actual place of work since March 2020, following the onset of the COVID-19 pandemic, as well as the expectation that these working arrangements will continue in the future, this letter records amendments to the Service Agreement that have been agreed between you and the Company.

Clauses 3.3 and 3.4 shall be amended in their entirety to read as follows:

“3.3 The Employee’s normal places of work will include the Company’s principal offices in the US and the UK, and his homes in the US and the UK.

3.4 The Employee agrees to travel and work (both within and outside the US and the UK) as may be required for the proper performance of his duties under the Employment. ”

The remaining terms of the Service Agreement shall be unaffected by these changes.

Please indicate your acceptance of this amendment by signing and returning the attached copy of this letter to Hank Udow as soon as possible.

Yours sincerely,

/s/ Paul Walker
Chair, RELX
1-3 Strand, London, WC2N SJR, United Kingdom

I, Erik Engstrom, agree that my Service Agreement shall be varied by the revised terms set out in this letter.

/s/ Erik Engstrom